NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

Three and six month periods ended June 30, 2009 and 2008

(Expressed in United States Dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Interim Consolidated Balance Sheets (Expressed in United States dollars)
		June 30, 2009 (unaudited)		December 31, 2008

Assets

Current assets:
Cash and cash equivalents		$14,560,467		$40,655,348
Short-term investments (note 3)		723,732		290,969
Accounts receivable and prepaids (note 4)		1,639,562		1,841,612
Inventory		1,035,997		207,290

Property, plant and equipment (note 5)		75,386,275		43,394,916

	$		$

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$7,922,383		$10,312,079

Minority interest related amounts (note 6)		49,015,957		38,530,955

Shareholders’ equity:
Share capital (note 7)		240,421,472		240,421,472
Contributed surplus		13,068,977		12,484,114
Accumulated other comprehensive income		477,875		-
Deficit		(217,560,631)		(215,358,485)

		$93,346,033		$86,390,135

Adoption of new accounting standards (note 2)

Commitments (notes 10 and 11)

Subsequent events (notes 6 and 11)

See accompanying notes to interim consolidated financial statements

Approved on behalf of the Board:

“R. Stuart Angus”	Director	“Robert J. Gayton”	Director
R. Stuart Angus		Robert J. Gayton

NEVSUN RESOURCES LTD. Interim Consolidated Statements of Operations and Other Comprehensive Income (Loss) Unaudited (Expressed in United States dollars)
Three months ended June 30			Six months ended June 30
	2009	2008	2009	2008

Operating costs and expenses
Depreciation and amortization	$1,396	$3,045	$2,591	$5,096
General and administrative	843,751	1,109,599	1,802,498	2,437,511
Loss from operations

Interest income	9,305	276,789	23,363	485,846
Foreign exchange loss	(353,367)	(2,311)	(413,449)	(2,311)
Royalty income	-	-	38,141	-
Impairment of short-term investment (note 3)	-	-	(45,112)	-
Loss on disposal of asset	-	(284)	-	(284)
Loss on sale of short-term investments	-	(11,294)	-	(11,294)

Loss from continuing operations	(1,189,209)	(849,744)	(2,202,146)	(1,970,650)

Income from discontinued operations (note 8)	-	3,477,764	-	1,975,283

Income (loss) for the period	(1,189,209)	2,628,020	(2,202,146)	4,633

Other comprehensive income (loss)	477,875	(367,184)	477,875	(761,223)

Comprehensive income (loss)	$(711,334)	$2,260,836	$(1,724,271)	$(756,590)

Weighted average number of common shares outstanding	128,289,322	127,977,454	128,289,322	127,928,058

Basic and diluted income (loss) per share from continuing operations	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Basic and diluted income per share from discontinued operations	$-	$0.03	$-	$0.02

Basic and diluted income (loss) loss per share	$(0.01)	$0.02	$(0.02)	$-

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD. Interim Consolidated Statements of Cash Flows Unaudited (Expressed in United States dollars)
Three months ended June 30			Six months ended June 30
	2009	2008	2009	2008
Cash provided by (used for):

Operations:
Loss from continuing operations	$(1,189,209)	$(849,744)	$(2,202,146)	$(1,970,650)
Items not involving the use of cash
Depreciation and amortization	1,396	3,045	2,591	5,096
Stock based compensation	179,613	240,549	538,432	771,976
Impairment of short term investment	-	-	45,112	-
Loss on sale of short term investments	-	11,294	-	11,294
Loss on disposal of assets	-	284	-	284
Changes in non-cash operating capital:
Accounts receivable and prepaids	(34,058)	(87,848)	(77,783)	(14,226)
Inventories	-	-	-	99,279
Accounts payable and accrued liabilities	85,658	119,450	(16,182)	(694,113)
	(956,600)	(562,970)	(1,709,976)	(1,791,060)
Investments:
Short-term investments sales proceeds	-	31,832	-	31,832
Proceeds on reduction of Bisha property interest	-	-	-	25,000,000
Expenditures on property, plant and equipment	(19,470,382)	(8,921,782)	(31,462,517)	(11,690,387)
Changes in non-cash working capital related to investing activities	393,581	925,710	(2,922,388)	2,019,742
		(7,964,240)	(34,384,905)	15,361,187
Financing:
Advances by minority interest	4,700,000	7,335,000	10,000,000	7,335,000
Issuance of shares, net of issue costs	-	-	-	25,517

Increase (decrease) in cash and cash equivalents from continuing operations	(15,333,401)	(1,192,210)	(26,094,881)	20,930,644

Increase in cash and cash equivalents from discontinued operations (note 8)	-	19,734,426	-	16,791,323
Increase (decrease) in cash and cash equivalents	(15,333,401)	18,542,216	(26,094,881)	37,721,967

Cash and cash equivalents, beginning of period	29,893,868	39,641,741	40,655,348	20,461,990
Cash and cash equivalents, end of period	$14,560,467	$58,183,957	$14,560,467	$58,183,957

Non-cash investing and financing transactions
Reclassification of contributed surplus to share capital upon exercise of shares	-	-	-	14,648
Amortization capitalized to property, plant and equipment	200,630	32,216	256,423	63,537
Stock based compensation capitalized to property, plant and equipment	15,477	81,592	46,431	81,592
Interest capitalized to property, plant and equipment	270,770	-	485,002	-
Shares for debt	-	362,717	-	362,717

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD. Interim Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in United States dollars)
	Number of shares	Share capital (note 7)	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit

December 31, 2007	127,864,322	$239,997,257	$10,544,616	$(230,244)	$(209,672,274)

Exercise of options	15,000	25,517	-	-	-
Transfer to share capital on exercise of options	-	14,648	(14,648)	-	-
Stock based compensation	-	-	531,427	-	-
Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(394,039)	-
Loss for the three months	-	-	-	-	(2,623,387)
March 31, 2008	127,879,322	240,037,422	11,061,395	(624,283)	(212,295,661)

Stock based compensation	-	-	322,141	-	-
Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(376,895)	-
Shares for debt	290,000	362,717	-	-	-
Realized gain on available-for-sale investments (net of tax)	-	-	-	9,711	-
Income for the three months	-	-	-	-	2,628,020
June 30, 2008	128,169,322	240,400,139	11,383,536	(991,467)	(209,667,641)

Exercise of options	120,000	21,333	-	-	-
Stock based compensation	-	-	1,100,578	-	-
Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(1,446,797)	-
Impairment of available-for-sale investments (net of tax)	-	-	-	2,438,264	-
Loss for the six months	-	-	-	-	(5,690,844)
December 31, 2008	128,289,322	240,421,472	12,484,114	-	(215,358,485)

Stock based compensation	-	-	389,773	-	-
Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(45,112)	-
Impairment of available-for-sale investments (net of tax)	-	-	-	45,112	-
Loss for the three months	-	-	-	-	(1,012,937)
March 31, 2009	128,289,322	240,421,472	12,873,887	-	(216,371,422)

Stock based compensation	-	-	195,090	-	-
Unrealized gain on available-for-sale investments (net of tax)	-	-	-	477,875	-
Loss for the three months	-	-	-	-	(1,189,209)
June 30, 2009	128,289,322	$240,421,472	$13,068,977	$477,875	$(217,560,631)

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2009

1. Nature of business and basis of presentation:
Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or the “Company”) are in the mineral property exploration and development business in Africa.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties and construction in progress are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many are beyond its control.

Other than the adoption of new accounting standards described in note 2, the same accounting policies are used in the preparation of these interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for the fair presentation in accordance with Canadian generally accepted accounting principles of the results for the interim periods presented.

2. Adoption of new accounting standards:

The CICA adopted International Financial Reporting Standards for implementation on January 1, 2011. Management is evaluating the impact of adopting these new standards on the Company’s financial position and results of operations.

3. Short-term investments:

Short-term investments are composed of 8,860,000 shares (December 31, 2008 – 8,860,000 shares) in PMI Gold Corporation.  As of June 30, 2009, the increase in value of short-term investments of $477,875 was credited to other comprehensive income.

4. Accounts receivable and prepaids:
	June 30, 2009	December 31, 2008
Advances to Vendors	$687,929	$1,235,436
VAT Receivable	421,163	170,395
Other	530,470	435,781
	$1,639,562	$1,841,612

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2009

5. Property, plant & equipment: (continued)
	June 30, 2009	December 31, 2008
Mineral properties	$610,337	$507,800
Construction-in-progress	70,491,091	41,666,869
Plant and equipment at cost less accumulated amortization of $992,943 (2008 - $733,929)	4,284,847	1,220,247
	$75,386,275	$43,394,916

The Company’s mineral properties are located in western Eritrea, a country located in the northeast part of Africa. The properties consist of a 94.5 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-copper-zinc Bisha project was granted in 2008 for an initial period of 20 years. The Eritrean state participation in the Bisha project is described below in note 6.

Development of the Bisha mine commenced in early 2008 and is scheduled for production in the second half of  2010. Upon production, Nevsun’s interest in the Bisha mine is subject to a 1.5% net smelter return royalty in favour of an arms-length third party.

6. Minority interest related amounts:
	June 30, 2009	December 31, 2008
Deferred credit (a)	$25,000,000	$25,000,000
Advances by minority interest (b) and (c)	24,015,957	13,530,955
	$49,015,957	$38,530,955

(a)

On October 26, 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The final amount to be paid by the State will be determined by an independent valuator and shall be based on the net present value of 30% of the project, as evaluated upon the first shipment of gold from the mine.  As a first provisional payment, ENAMCO paid the Company $25,000,000 during Q1 2008.  The provisional payment has been recorded as a deferred credit.

(b)

As of June 30, 2009 ENAMCO had advanced $23,135,000 (2008 - $7,335,000) to the Bisha project as part of its requirement to provide one third of owners’ financing contributions, recorded as advances by minority interest  and has earned $880,957 in interest on those advances, which was capitalized to construction-in-progress.  These shareholder advances are pursuant to a shareholder agreement between the Company and ENAMCO and are to be repaid out of the cash flow from the Bisha operations.  The interest and advances are not callable and are without fixed terms of repayment.

(c)

Subsequent to June 30, 2009, ENAMCO provided an additional $11,860,000 directly to BMSC as shareholder funding, raising the total contribution to date to approximately $35,000,000.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2009

7. Share Capital:
(a) Authorized:
250,000,000 common shares without par value.
(b) Stock options:

The Company’s stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  The Company has been authorized by its shareholders to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted since January 1, 2003 using the Black-Scholes model. No options were issued in the first or second quarters of 2009.  All stock based compensation expense for Q2 2009 arises from options issued in Q3 2008 and was calculated using the following weighted average assumptions:  expected life of option 5 years, stock price volatility 51%, no dividend yield, and a risk-free interest rate yield of 3%. The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

The quarter ended June 30, 2009 included $195,090 in stock based compensation costs, $179,613 (2008 - $240,549) of which were included in general and administrative expenses, with the remaining $15,477 (2008 – $81,592) capitalized to property, plant and equipment.

Stock-based compensation values recorded as follows:
	Number of options		Weighted average exercise price (CDN$)
Outstanding, December 31, 2008	6,822,500		$2.21
Expired	(715,000)		4.79
Outstanding, June 30, 2009	6,107,500		$1.91

Type	Number of options	Range of exercise price (CDN$)	Average remaining life in years
Vested (exercisable)	837,500	$1.72	1.4 years
Vested (exercisable)	1,880,000	$2.00 to $2.36	1.0 years
Vested (exercisable)	945,000	$3.07	2.4 years
Vested (exercisable)	1,212,500	$1.35	4.1 years
Un-vested	1,212,500	$1.35	4.1 years
Un-vested	20,000	$0.65	4.4 years
Total	6,107,500		3.1 years
The weighted average price of options exercisable at the end of the period was Cdn $2.05.
(c) Warrants:
As of June 30, 2009 there were warrants to purchase 5,000,000 common shares at Cdn $4.00 per share outstanding, expiring October 31, 2009.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2009

7. Share Capital: (continued)
(d) Shares reserved for issuance (fully diluted):
Number of shares
Issued and outstanding at June 30, 2009	128,289,322
Reserved for options (note 7(b))	6,107,500
Reserved for warrants (note 7(c))	5,000,000
Shares reserved for issuance (fully diluted) at June 30, 2009	139,396,822

8. Discontinued operations:

During Q3 2007, the Company placed its Tabakoto mine in Mali onto care and maintenance and engaged an agent to seek a buyer for the Mali assets.  The results of the Company’s Mali operations were segregated, disclosed separately and have been reclassed for presentation purposes.

In March 2008, the Company entered into an agreement to sell its Mali assets for $20 million plus a 1% net smelter return royalty, subject to regulatory approval and financing by the purchaser.  The agreement closed in late May 2008.

A summary of discontinued operations is as follows:
Three months ended June 30			Six months ended June 30
	2009	2008	2009	2008
Revenue	$-	$261,691	$-	$261,691
Operating costs (i)	-	(556,740)	-	(2,356,103)
Operating loss	-	(295,049)	-	(2,094,412)
Other income (expenses)	-	(23,329)	-	273,553
Gain on sale of Mali operations	-	3,796,142	-	3,796,142
Income from discontinued operations for the period	$-	$3,477,764	$-	$1,975,283
(i) Operating costs include costs of sales and mining; exploration, general and administrative expenses
Cash flow from discontinued operations:
Three months ended June 30			Six months ended June 30
	2009	2008	2009	2008
Cash provided by (used for):
Income for the period	$-	$3,477,764	$-	$1,975,283
Non-cash items and changes to non-cash operating capital	-	(3,519,927)	-	(3,819,975)
Operations	-	(42,163)	-	(1,844,692)
Investments	-	19,776,589	-	19,776,589
Financing	-	-	-	(1,140,574)
Increase in cash from discontinued operations	$-	$19,734,426	$-	$16,791,323

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Six month period ended June 30, 2009

9. Segmented information:

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.

10. Commitments:

The Company has an environmental bond in relation to the Bisha project in the amount of $2,000,000 at a cost of 1% per annum. No amounts have been drawn on this bond.

As of June 30, 2009 the Company had purchase commitments for the Bisha project in the amount of approximately $23,000,000, all of which are due in 2009.  Of those orders placed, approximately $19,000,000 includes purchase obligations that are unavoidable.

11. Subsequent events:

Subsequent to June 30, 2009 the Company’s subsidiary, Bisha Mining Share Company (BMSC) arranged debt facilities totalling $235,000,000 for the Bisha project.  The debt package is a mix of senior and subordinated facilities from a lending group comprised of seven institutions from Europe and South Africa.

The amounts, interest rates and contractual maturity dates are outlined in the table below.  The weighted average effective interest rate for all of the facilities is LIBOR plus 5.7%, where LIBOR is the three month US dollar London Interbank Borrowing Rate, which is currently approximately one half of one percent (0.5%). The interest rate margins noted below will be reduced upon completion of each of the gold phase and copper phase of the Bisha project. For undrawn amounts there is a 1% fee for the availability of the funds.

	Amount	Interest rate	Contractual maturity date
Senior facility #1	$45,000,000	LIBOR + 2.50%	May 2013
Senior facility #2	80,000,000	LIBOR + 4.51%	May 2013
Subordinated facilities	80,000,000	LIBOR + 8.75%	May 2015
Cost overrun facilities	30,000,000	LIBOR + 5.51%	May 2013
Total	$235,000,000

Utilization of the debt facilities is expected in September  2009 after having satisfied certain conditions precedent. Interest during construction will be funded from the facilities.  Repayment of the facilities is planned to commence in Q4 2010 and while the contractual maturities of the facilities expire through 2015, there are provisions within the agreements to accelerate repayments from excess cash flows generated from the project.

The facilities are secured by all of the assets of the Bisha project as well as Nevsun’s interest in the shares of BMSC. Nevsun has also provided a guarantee to the extent of two thirds of all financial obligations of the facilities.

Also as a condition of the financing, BMSC is required to enter into hedge put contracts for 200,000 ounces of gold over a two year period at a strike price of $700 per ounce.